CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 18, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release dated May 18, 2006 in connection with the release of the Company’s interim results for the period ended February 28, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: May 18, 2006

For Immediate Release

City Telecom Announced Interim Results 2006

➢	Revenues recorded at HK$583.5 million, down 0.5% year-on-year (yoy).

➢	Revenue from fixed telecommunications network business grew by 16.8% yoy to HK$363 million, is now our dominant revenue component contributing 62.2% of the Group’s total revenue

➢	Total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 3,000 to 634,000 during the six month period to 28 February 2006

➢	Operating loss narrowed from HK$24.4 million in 1H05 to HK$17.5 million in 1H06

➢	EBITDA improved from HK$82.7 million in 1H05 to HK$109.5 million in 1H06

➢	Increased interest expenses resulted in a net loss of HK$55.2 million

(Hong Kong, May 18, 2006) City Telecom (H.K.) Limited (“The Group”) today announced the interim results of 2006 for the six months ended 28th February 2006. During the period under review, the growth in revenue and subscription base of Fixed Telecommunications Network Services (FTNS) sustained, evident the Group has adopted the right strategy to build an infrastructure business for the long haul.

“Over the past six months, our infrastructure business, the FTNS recorded significant revenue growth despite intense competition. To this end, this business has firmly established its contribution to the Group and this will be our direction when going forth,” said Mr. Wong, chairman of City Telecom (H.K.) Limited.

For the six months to 28 February 2006, our revenues has slightly decreased to HK$583.5 million with strong growth in FTNS business by 16.8% to HK$363 million, offset by a 20.0% decline in International Telecommunications Services business (IDD) to HK$220.5 million. FTNS is now our dominant revenue component, contributing 62.2% of our total revenue.

Our operating loss narrowed from HK$24.4 million to HK$17.5 million, whereas our EBITDA improved from HK$82.7 million to HK$109.5 million, respectively for 1H05 and 1H06.

Interest expenses increased from HK$10.4 million in 1H05 to HK$43.2 million in 1H06 due to the full interim period impact of our 10-year senior notes issued in January 2005. After the increased interest expenses, we reported a net loss of HK$55.2 million in 1H06 versus net loss of HK$34.4 million in 1H05.

For the six months to 28 February 2006, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 3,000 from 631,000 as of 31 August 2005 to 634,000 as of 28 Feb 2006. The key driver of the increase was due to the launch of 2b global VOIP service during the period, which has offset the impact from aggressive competition within Hong Kong.

The structural decay in IDD continues unabated. IDD is often offered as part of a bundle of services which reduces its standalone profitability. Furthermore, technology competition by global VOIP operators such as Skype, offer free or very low cost IDD alternatives. Our IDD tariff volume fell from 484 million minutes in 1H05 to 406 million minutes in 1H06 and we expect this trend to continue.

“The group reported less than satisfactory financial results for the six months to 28 February 2006. Acknowledging this result, the management has already set out objectives for this company to advance forward in two directions,” said Mr. Wong.

First, increase the Group’s revenue through the launch of new broadband services, such as “bb25” and “bb100”. With our high-profile launch and active promotion of the symmetric 100Mbps “bb100” service last year, supplemented by our latest symmetric 25 Mbps “bb25” service, we now offer unprecedented superiority in both speed & service variety in the Hong Kong market place. These absolute advantages can hence multiply the Group’s revenue.

Second, with the spirit of “Strengthen Management, Superior Team” in mind, the management will focus on enhancing company-wide staff quality and productivity. It has been 15 years since we first started out in 1992, and as the old saying goes, “To Create is Hard, but to Sustain is even Harder”. The Group must venture forth from a start-up mentality to a competing corporation state of mind.

We are here to build an infrastructure business for the long haul. Globally, we are seeing encouraging signs for increased Internet bandwidth demand driven by video applications. In US and in certain Europe countries, it is now possible to legally download current season Television dramas and some recent run hit Movies have concurrent Internet and DVD release windows. We believe that our Metro Ethernet infrastructure provides a strong competitive advantage to benefit from structural bandwidth take-up.

Whilst the long-term industry demand indicators are encouraging, we realize that we must run a highly efficient operation to be competitive against the larger operators in Hong Kong. The next 12-24 months will see intense focus on improving our customers’ total service experience and to reengineer our processes for service provisioning.

“At City Telecom, we see Telecommunications as more then just Communications, rather, we investing in infrastructure that will Empower Hong Kong for Knowledge and Growth,” concluded Mr. Wong.

- End –

About City Telecom \ Hong Kong Broadband Network

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.3 mn to 1.8 mn homes pass, reaching 80% of Hong Kong’s total population. HKBN has achieved an aggregateBroadband (symmetric 1000Mbps, 100Mbps, 25Mbps and 10Mbps), Voice, IP-TV and Corporate data services base in excess of 600,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For enquiries, please contact :

Corporate Communications	Investor Relations
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: ir@ctihk.com